UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

Long form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 17, 2010
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS FULL YEAR NET INCOME OF $54.9 MILLION; $1.50 PER SHARE
FOURTH QUARTER NET INCOME OF $11.9 MILLION; $0.33 PER SHARE

PANAMA CITY, February 17, 2010 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the fourth quarter ended December 31, 2009.

Annual Business Highlights
•
Net income for 2009 amounted to $54.9 million compared to $55.1 million in 2008.  Net interest margin increased to 1.62% in 2009, from 1.55% in 2008.  The efficiency ratio improved from 42% in 2008 to 35% in 2009, while 2009 operating expenses remained 4% below 2008 levels.

•
The Commercial Division’s net income for 2009 amounted to $34.8 million compared to $59.1 million in 2008.  Net operating income for 2009 amounted to $49.7 million compared to $58.4 million in 2008.  The decreases during the year were due to lower average loan portfolio balances and lower market interest rates, partially offset by higher average lending spreads.    The commercial portfolio stood at $3.1 billion, an increase of 2% from December 31, 2008, and a 17% increase from its lowest level at month-end May 2009. Disbursements during the fourth quarter 2009 reached $1,217 million, a 16% increase over the previous quarter, and a 78% increase from the fourth quarter 2008.

•	The Treasury Division reported net income for 2009 totaled $6.1 million, compared to a net loss of $16.3 million in 2008, the result of higher margins and trading gains.

•
The Asset Management Division’s net income for 2009 was $14.1 million, compared to $12.3 million in 2008.  The $1.8 million increase during the year was due to higher trading gains in the Investment Fund, partially offset by a greater participation of minority interests.

•	Liquidity as of December 31, 2009 was $402 million, compared to $826 million as of December 31, 2008, as the Bank gradually returns to historical liquidity levels.

•
The ratio of the allowance for credit losses in the commercial portfolio stood at 3.2%, compared to 3.5% reported in the third quarter 2009, and 2.8% as of December 31, 2008.  The quarterly decrease was primarily the net result of a shift in the portfolio composition towards better quality risk.

•
During 2009, the book value per common share increased 17% to $18.49.  The Bank’s Tier 1 capital ratio as of December 31, 2009 was 25.8%, compared to 24.6% as of September 30, 2009, and 20.4% as of December 31, 2008, while the leverage ratio as of these dates was 5.7x, 5.6x and 7.6x, respectively.  The Bank’s equity consists entirely of common shares.

CEO's Comments

"Bladex made it through one of the most difficult years in recent financial history in very good shape. The Bank’s net income at $54.9 million for 2009 was practically the same as for 2008.  Bladex’s capitalization, reflected in a Tier 1 ratio of 25.8% and leverage of 5.7 times, is stronger than the 20.4% and 7.6 times of a year ago, while efficiency improved from 42% to 35%, and the Bank’s commercial portfolio grew by a full 17% after hitting its low point month-end in May.  Bladex’s liquidity position is ample, supported by a much more diversified universe of funding sources, while reserve coverage is at historically high levels, protecting a portfolio of solid and improving quality.  The only financial indicator lagging the Bank’s objectives is the 8.6% ROE, itself a natural result of Bladex’s strong capitalization.

Bladex’s performance is particularly noteworthy when considered against the backdrop of a Region whose economies had been growing at average annual rates of over 5% and during 2009, suffered a 1.8% contraction.  The impact of the economic crisis on the Region's trade flows was even more dramatic: commerce during the year contracted 24%, a figure without parallel since the late 1930s.

Bladex managed the crisis without the need for any type of external support by calling on its traditional strengths: a disciplined focus on a Region and a business it knows well, excellence in credit and liquidity risk management, and a fiercely competitive, skilled and cohesive team.

With regards to the fourth quarter, Bladex was pleased to see portfolio growth becoming more firmly established, credit quality continuing to improve, and sustained levels of profitability despite a below average performance by the Bank’s asset management division.

With the worst of the crisis now apparently over, Bladex is excited to find itself with the right combination of capital, liquidity, clients and skills to leverage the opportunities of a significantly changed competitive and business landscape.

A number of Bladex’s competitors are still in the process of reorganizing their approach to Latin America, or have exited the market altogether.  Much more importantly, however, the crisis has brought about a surge in intraregional trade, Latin American companies selling to Latin American markets, which is ideally suited to Bladex’s unique ability to provide clients with trade finance support on a regional basis.  Combined with the incipient recovery in international trade flows and the internationalization many of the Region’s companies, Bladex believes these trends will result in significant growth opportunities for the Bank and is allocating resources accordingly. As a first step, the Board of Directors has approved the establishment of two new Representative Offices in Porto Alegre, Brazil, and in Monterrey, Mexico, as part of a plan designed to capture as much of this new business as possible.  As Bladex re-leverages the balance sheet, the Bank’s ROE levels will rise accordingly.

Over the short term, the road forward is not likely to be smooth, as there are simply too many financial, economic and political risks at play globally, all of which impact Latin America and Bladex’s business, even if only in an indirect manner.  Nevertheless, Bladex is confident that 2010 marks the start of a transformation in Bladex every bit as significant as when the Bank evolved from being solely a bank–to-banks to the best trade finance platform in Latin America.”

RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION
The Commercial Division incorporates the Bank’s core business from financial intermediation and fee generation activities.  Net income includes net interest income from loans, fee income, net allocated operating expenses, the reversal (provision) for loan and off-balance sheet credit losses, and any impairment on assets.

(US$ million)	2009	2008	4Q09	3Q09	4Q08
Commercial Division:
Net interest income	$66.2	$78.1	$15.5	$16.7	$18.6
Non-interest operating income (1)	6.9	7.8	2.1	1.6	1.4
Net operating revenues (2)	73.1	85.9	17.6	18.3	20.0
Operating expenses	(23.4)	(27.5)	(6.3)	(5.3)	(6.2)
Net operating income (3)	49.7	58.4	11.2	13.0	13.8
Reversal (provision) for loan and off-balance sheet credit losses, net	(14.8)	1.5	0.6	(1.2)	0.7
Impairment of assets, net of recoveries	(0.1)	(0.8)	(0.0)	0.0	(0.4)
NET INCOME ATTRIBUTABLE TO BLADEX	$34.8	$59.1	$11.8	$11.8	$14.0

4Q09 vs. 3Q09
The Commercial Division accelerated portfolio growth in the fourth quarter 2009 as market demand improved, reaching $3.1 billion, an 8% increase over the previous quarter. The Division’s net income in the fourth quarter 2009 amounted to $11.8 million, nearly unchanged from the previous quarter.  Net operating income in the fourth quarter 2009 amounted to $11.2 million compared to $13.0 million in the third quarter 2009.  The $1.7 million decrease in operating income was the result of the combined effects of: (i) a $1.2 million decrease in net interest income due to lower weighted average lending spreads on average loan portfolio (-18 bps), partially offset by increased average loan portfolio balances (+7%), mainly driven by demand from financial institutions; (ii) a $1.0 million increase in operating expenses primarily due to seasonal effects; and (iii) a $0.5 million increase in non-interest operating income attributable mostly to increased commission income from the letter of credit business.

4Q09 vs. 4Q08
Net income from the Commercial Division decreased $2.2 million versus the fourth quarter 2008 as a result of: (i) a $3.1 million decrease in net interest income attributable mostly due to decreased average loan balances (-16%) as the Bank readjusted its portfolio risk profile and boosted liquidity during the financial crisis and decreased market interest rates, partially offset by an increase in the average lending margins during the year (+63 bps); (ii) a $0.1 million increase in operating expenses, and (iii) a $0.7 million increase in commissions and fees.

The following graph illustrates the trend in quarterly weighted average lending spreads:

4Q09 vs. 3Q09
During the quarter, the Bank disbursed credits totaling $1,217 million compared to $1,050 million in the third quarter 2009, and $685 million in the fourth quarter 2008.  The accelerated increase in demand primarily impacted the letter of credit activities and the financial institutions portfolio. The weighted average lending spreads on new loan disbursements decreased from 2.91% in the third quarter 2009 to 2.02% in the fourth quarter 2009, mostly due to a shift in the portfolio’s composition towards financial institutions, with an overall favorable impact on portfolio quality.
As of December 31, 2009, 43% of the loan portfolio consisted of loans to banks, compared to 35% as of September 30, 2009, and 35% as of December 31, 2008.

2009 vs. 2008
During 2009, the Commercial Division’s net income amounted to $34.8 million, compared to $59.1 million in 2008.  The $24.3 million decrease is attributable to the combined effects of: (i) a $11.9 million decrease in net interest income due to lower average loan balances (-31%) and lower market interest rates, partially offset by increased weighted average lending spreads (+88 bps); (ii) a $0.9 million decrease in non-interest operating income as a result of decreased commission income from the letter of credit business; (iii) $16.4 million in provisions for loan and off-balance sheet credit losses, and (iv) $4.1 million in lower operating expenses following cost control measures taken in early 2009.

The following graph illustrates the trend in yearly weighted average lending spreads:

The commercial portfolio includes loans, letters of credit, country risk guarantees and loan commitments pertaining to the Bank’s client-oriented intermediation activities.  The Bank’s commercial portfolio balance reached $3.1 billion as of December 31, 2009, an 8% increase over the balance as of September 30, 2009, and 2% over the balance as of December 31, 2008.  Similarly, on an average basis, the commercial portfolio increased 7% in the fourth quarter 2009 compared to the previous quarter, and decreased 17% from the fourth quarter 2008. From its pre-crisis peak of $4.5 billion during the third quarter of 2008, the average commercial portfolio declined 40% to $2.7 billion in the second quarter of 2009 as the bank adjusted its portfolio composition to mitigate risks, and boosted liquidity and capitalization levels. Since then, average portfolio balances have grown 9% to $2.9 billion in the fourth quarter 2009 as credit demand accelerates.

The commercial portfolio continues to be short-term and trade-related in nature.  $2.2 billion, or 69%, of the commercial portfolio mature within one year. Trade financing operations represent 62% of the portfolio.  Refer to Exhibit X for information relating to the Bank’s commercial portfolio distribution by country and Exhibit XII for the Bank’s distribution of credit disbursements by country.

TREASURY DIVISION
The Treasury Division incorporates the Bank’s liquidity management and investment securities activities.  Net income is presented net of allocated operating expenses, and includes net interest income on treasury activities and net other income (expense) relating to treasury activities (12).

(US$ million)	2009	2008	4Q09	3Q09	4Q08
Treasury Division:
Net interest income	$2.0	$3.0	$0.5	$1.3	$(3.0)
Non-interest operating income (loss) (1)	12.0	(12.4)	0.7	1.6	(14.4)
Net operating revenues (2)	14.0	(9.4)	1.2	2.9	(17.5)
Operating expenses	(7.9)	(6.9)	(1.7)	(1.8)	(2.1)
Net operating income (loss) (3, 12)	6.1	(16.3)	(0.5)	1.2	(19.6)
NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$6.1	$(16.3)	$(0.5)	$1.2	$(19.6)

4Q09 vs. 3Q09
In the fourth quarter 2009, the Treasury Division posted a net loss of $0.5 million compared to $1.2 million in net income during the third quarter 2009.  The $1.7 million decrease is attributable mostly to: (i) a $0.9 million decrease in net interest income mainly from lower average balances in the investment securities portfolio after sales were made in the third quarter 2009 to lock in gains; and (ii) a $0.9 million decrease in non-interest operating income, mainly reflecting lower trading gains from available for sale and trading securities, partially offset by increased gains from foreign currency exchange.

2009 vs. 2008
The Treasury Division reported net income of $6.1 million in 2009, compared to a net loss of $16.3 million in 2008.  The 2009 results were driven primarily by a $24.4 million increase in non-interest operating income mostly attributable to gains from trading securities.  The 2008 results were impacted by a $25.0 million accounting charge relating to securities sold under repurchase agreements, accounted for as sales, partially offset by a $12.2 million gain related to the application of FASB Statement No. 157 to value the Bank’s cross currency swap portfolio.

The trading portfolio as of December 31, 2009 amounted to $50 million, the same amount as of September 30, 2009, and compared to $45 million as of December 31, 2008.  The securities available for sale portfolio as of December 31, 2009 totaled $457 million, representing a 1% decrease from September 30, 2009 and a 25% decrease from December 31, 2008.  The year-on-year decrease reflects the sale of $147 million in book value of the securities portfolio, which generated net gains of $0.5 million during 2009.

The available for sale portfolio as of December 31, 2009 consisted entirely of readily quoted Latin American securities, 79.8% of which were sovereign and state-owned risk in nature (refer to Exhibit XI for a per country distribution of the treasury portfolio).

The available for sale portfolio is marked to market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income Account (“OCI”) which, for the fourth quarter 2009, recorded a $3 million improvement in value to -$6 million, reflecting mostly the increased market valuation of the securities portfolio (refer to Exhibit I.)

Liquid assets (11) decreased to $402 million as of December 31, 2009 compared to $431 million as of September 30, 2009, and $826 million as of December 31, 2008.  The Bank is gradually reducing liquidity balances to historically prevalent levels as funding markets improve.

The Bank continues reducing its repurchase agreement obligations, while selectively replacing bank borrowings to adjust liquidity levels and to improve funding costs.  Weighted average funding costs for the fourth quarter 2009 amounted to 1.75%, a decrease of 42 bps, or 19%, compared to the third quarter 2009, and a decrease of 183 bps, or 51%, compared to the fourth quarter 2008.  Weighted average funding costs for 2009 stood at 2.38% compared to 3.80% in 2008.

ASSET MANAGEMENT DIVISION
The Asset Management Division incorporates the Bank’s asset management activities. The Division’s Investment Fund follows primarily a Latin America macro strategy, utilizing a combination of products (foreign exchange, equity indices, interest rate swaps, and credit derivative products) to establish long and short positions in the markets.

The Division’s net income includes net interest income on the Investment Fund, as well as net gains (losses) from Investment Fund trading, other related income (loss), allocated operating expenses, and the participation of minority interest in gains of the Investment Fund.

(US$ million)	2009	2008	4Q09	3Q09	4Q08
Asset Management Division:
Net interest income (loss)	$(3.4)	$(3.2)	$(0.8)	$(0.7)	$(0.9)
Non-interest operating income (loss) (1)	25.4	21.3	3.5	5.5	3.6
Net operating revenues (2)	22.1	18.1	2.7	4.7	2.7
Operating expenses	(6.8)	(5.6)	(1.9)	(1.5)	(1.4)
Net operating income (loss) (3)	15.2	12.5	0.8	3.3	1.3
Net income attributable to the redeemable noncontrolling interest	(1.1)	(0.2)	(0.2)	(0.5)	(0.1)
NET INCOME ATTRIBUTABLE TO BLADEX	$14.1	$12.3	$0.6	$2.8	$1.2

4Q09 vs. 3Q09
Net income in the fourth quarter 2009 totaled $0.6 million, compared to net income of $2.8 million in the prior quarter and net income of $1.2 million in the fourth quarter 2008.  The $2.2 million decrease in net income for the quarter was mainly due to a $2.0 million decrease in non-interest operating income attributable to lower gains from Investment Fund trading.

2009 vs. 2008
Net income for 2009 amounted to $14.1 million compared to $12.3 million in 2008.  The $1.8 million increase in net income during the year was due to the combined effect of: a (i) $4.2 million increase in non-interest operating income attributable to increased gains from Investment Fund trading, a (ii) $1.2 million increase in operating expenses, and a (iii) $0.9 million increase in net income attributable to redeemable non-controlling interest..

As of December 31, 2009, the Investment Fund’s asset value totaled $198 million, compared to $189 million as of September 30, 2009 and $151 million as of December 31, 2008. For the same dates, Bladex´s ownership of the Bladex Offshore Feeder Fund was 82.34%, 85.53% and 96.89%, respectively, with remaining balances owned by third party investors.

CONSOLIDATED RESULTS OF OPERATIONS
KEY FINANCIAL FIGURES AND RATIOS
The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	2009	2008	4Q09	3Q09	4Q08
Net Interest Income	$64.8	$77.9	$15.2	$17.4	$14.7
Net Operating Income (Loss) by Business Segment:
Commercial Division	$49.7	$58.4	$11.2	$13.0	$13.8
Treasury Division	$6.1	$(16.3)	$(0.5)	$1.2	$(19.6)
Asset Management Division	$15.2	$12.5	$0.8	$3.3	$1.3
Net Operating Income	$70.9	$54.6	$11.6	$17.4	$(4.5)
Net Income	$54.9	$55.1	$11.9	$15.8	$(4.3)

Net Income per Share(5)	$1.50	$1.51	$0.33	$0.43	$(0.12)
Book Value per common share (period end)	$18.49	$15.77	$18.49	$18.23	$15.77
Return on Average Equity (“ROE”)	8.6%	9.0%	7.1%	9.5%	-3.0%
Operating Return on Average Equity ("Operating ROE") (6)	11.1%	8.9%	6.9%	10.6%	-3.1%
Return on Average Assets (“ROA”)	1.4%	1.1%	1.3%	1.6%	-0.4%
Net Interest Margin	1.62%	1.55%	1.60%	1.76%	1.24%
Efficiency Ratio (7)	35%	42%	46%	33%	185%

Tier 1 Capital(8)	$679	$640	$679	$671	$640
Total Capital(9)	$712	$680	$712	$706	$680
Risk-Weighted Assets	$2,633	$3,144	$2,633	$2,732	$3,144
Tier 1 Capital Ratio(8)	25.8%	20.4%	25.8%	24.6%	20.4%
Total Capital Ratio (9)	27.0%	21.6%	27.0%	25.8%	21.6%
Stockholders’ Equity	$676	$574	$676	$666	$574
Stockholders’ Equity to Total Assets	17.4%	13.2%	17.4%	17.9%	13.2%
Other Comprehensive Income Account ("OCI")	$(6)	$(72)	$(6)	$(9)	$(72)

Leverage (times) (10)	5.7	7.6	5.7	5.6	7.6
Liquid Assets / Total Assets (11)	10.4%	19.6%	10.4%	11.6%	18.9%
Liquid Assets / Total Deposits	32.0%	73.1%	32.0%	35.3%	70.6%

Non-Accruing Loans to Total Loans, net	1.8%	0.0%	1.8%	1.4%	0.0%
Allowance for Credit Losses to Commercial Portfolio	3.2%	2.8%	3.2%	3.5%	2.8%

Total Assets	$3,879	$4,363	$3,879	$3,723	$4,363

The following graphs illustrate the trends in Net Income and Return on Average Stockholders’ Equity for the periods indicated:

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	2009	2008	4Q09	3Q09	4Q08
Net Interest Income (Loss)
Commercial Division	$66.2	$78.1	$15.5	$16.7	$18.6
Treasury Division	2.0	3.0	0.5	1.3	(3.0)
Asset Management Division	(3.4)	(3.2)	(0.8)	(0.7)	(0.9)
Consolidated	$64.8	$77.9	$15.2	$17.4	$14.7

Net Interest Margin*	1.62%	1.55%	1.60%	1.76%	1.24%

* Net interest income divided by average balance of interest-earning assets.

4Q09 vs. 3Q09
For the fourth quarter 2009, net interest income amounted to $15.2 million, a decrease of $2.2 million, or 13%, from the third quarter 2009.  The quarterly decrease in net interest income was mainly due to: (i) lower net interest income from the Commercial Division as a result of lower weighted average lending spreads on the average loan portfolio from increased lending to banks, partially offset by higher average loan portfolio balances, and (ii) lower net interest income from the Treasury Division as a result of lower average balances in the investment securities portfolio following sales in the third quarter 2009 to lock in trading gains.

Net interest margin stood at 1.60% in the fourth quarter 2009, compared to 1.76% in the third quarter 2009.  The quarter-on-quarter decrease was mainly driven by (i) increased lending to financial institutions, which command tighter margins due to a lower risk profile and by (ii) lower average balances and yields in the investment securities portfolio following the sale of trading securities in the third quarter 2009.

4Q09 vs. 4Q08
Compared to the fourth quarter 2008, net interest income increased $0.5 million, while the net interest margin increased 36 bps in the fourth quarter 2009.  The increase is attributable mostly to higher average lending margins, which more than offset a decrease in average balances.

2009 vs. 2008
Net interest income amounted to $64.8 million in 2009 compared to $77.9 million in 2008.  The $13.1 million year-on-year variance was due to (i) lower average loan and investment securities portfolio balances (-$15.9 million), and (ii) lower market base rates (-$12.6 million); partially offset by increased weighted average lending margins during 2009 (+$15.6 million).

FEES AND COMMISSIONS

(US$ million)	2009	2008	4Q09	3Q09	4Q08
Letters of credit	$5.0	$4.7	$1.8	$1.2	$0.8
Guarantees	1.0	1.1	0.1	0.2	0.2
Loans	0.2	0.6	0.0	0.0	0.1
Third party investor (BAM)	0.3	0.0	0.3	0.0	0.0
Other*	0.2	0.8	0.1	0.0	0.3
Fees and Commissions, net	$6.7	$7.3	$2.4	$1.5	$1.3
* Net of commission expenses

4Q09 vs. 3Q09 and vs. 4Q08
Fees and commissions amounted to $2.4 million in the fourth quarter 2009, compared to $1.5 million in the third quarter 2009 and $1.3 million in the fourth quarter 2008.  The increase was mainly due to increased commission income from the letter of credit business, as well as higher commission income from third party investors in the Asset Management Division.

2009 vs. 2008
Fees and commissions amounted to $6.7 million in 2009 compared to $7.3 million in 2008, mainly driven by lower loan commissions from reduced loan balances and letters of credit activity, reflecting credit risk and demand considerations in the first half of 2009.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	31-Dec-08	31-Mar-09	30-Jun-09	30-Sep-09	31-Dec-09
Allowance for Loan Losses:
Balance at beginning of the period	$69.1	$54.6	$80.6	$90.2	$89.9
Provisions (reversals)	(14.5)	25.8	8.9	(0.4)	(16.1)
Recoveries, net of charge-offs	0.1	0.1	0.8	0.0	(0.0)
End of period balance	$54.6	$80.6	$90.2	$89.9	$73.8

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$16.9	$30.7	$10.1	$10.3	$11.8
Provisions (reversals)	13.8	(20.6)	0.2	1.5	15.5
End of period balance	$30.7	$10.1	$10.3	$11.8	$27.3

Total Allowance for Credit Losses	$85.4	$90.7	$100.5	$101.7	$101.0

During the fourth quarter 2009, the allowance for credit losses decreased $0.7 million, reflecting the combination of: (i) a $0.3 million increase in specific reserves assigned to a loan in the restructuring process, (ii) a $16.5 million reduction in generic loan loss reserves driven by decreased loss exposure within the portfolio, which more than offset additional reserve requirements from loan portfolio growth, and (iii) a $15.5 million increase in generic off-balance sheet credit risk reserves reflecting the increased portfolio balances of acceptances and contingencies (mostly letters of credit).

The ratio of the allowance for credit losses to the commercial portfolio stood at 3.2% as of December 31, 2009, compared to 3.5% as of September 30, 2009, and 2.8% as of December 31, 2008.

OPERATING EXPENSES

(US$ million)	2009	2008	4Q09	3Q09	4Q08
Salaries and other employee expenses	$20.2	$20.2	$5.1	$4.7	$4.5
Depreciation, amortization and impairment of premises and equipment	2.7	3.7	0.6	0.6	0.7
Professional services	3.3	3.8	0.8	0.8	1.3
Maintenance and repairs	1.1	1.4	0.3	0.3	0.4
Expenses from the investment fund	3.5	2.1	0.8	0.6	0.4
Other operating expenses	7.4	8.9	2.1	1.6	2.5
Total Operating Expenses	$38.2	$40.0	$9.9	$8.5	$9.7

The Bank’s efficiency ratio was 46% in the fourth quarter, compared to 33% in the third quarter 2009, and 185% in the fourth quarter 2008.  For 2009, the efficiency ratio stood at 35% compared to 42% in 2008.

Operating expenses during the fourth quarter 2009 increased to $9.9 million, compared to $8.5 million in the third quarter 2009, and $9.7 million in the fourth quarter 2008.  The quarterly increase is attributable to an increase in salaries and other employee expenses due to increased average headcount and seasonal effects, and an increase in expenses from the Investment Fund due to higher expenses pertaining to third party interests in the Investment Fund.

Operating expenses for 2009 amounted to $38.2 million compared to $40.0 million in 2008.  The $1.8 million or 4% decrease in operating expenses was mainly the effect of cost control measures implemented in early 2009, partially offset by increased operating expenses and third party investors-related expenses in the Investment Fund.

OTHER EVENTS

▪
Quarterly Dividend Payment: On January 21, 2010, the Bank announced a quarterly common dividend payment of US$0.15 per share related to the fourth quarter 2009. The dividend was paid on February 8, 2010, to stockholders registered as of the January 29, 2010 record date.

▪
Closing of Two-Year Syndicated Loan in Asia: On December 9, 2009, the Bank announced the successful closing of a $113 million two-year syndicated loan structured by Mizuho Corporate Bank, Ltd. through the participation of ten commercial banks from Taiwan and Hong Kong.  This second syndication involving Asian markets further diversifies the Bank’s funding sources, and expands Bladex’s network of Asian correspondent banks.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)
Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets.  By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).
Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, and gain (loss) on trading securities.
Asset Management Division: Gain from Investment Fund trading and related other income (expense).

(2)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(3)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(4)	Lending spreads are calculated as loan portfolio weighted average lending spread, net of weighted average Libor-based cost rate, excluding loan commissions.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)
Tier 1 Capital is calculated according to the US Federal Reserve Board, and Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on US Federal Reserve Board, and Basel I capital adequacy guidelines.

(9)
Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on US Federal Reserve Board, and Basel I capital adequacy guidelines.  Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(10)	Leverage corresponds to assets divided by stockholders’ equity.

(11)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

(12)
Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; and (vi) allocated operating expenses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through December 31, 2009, Bladex had disbursed accumulated credits of approximately $162 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, February 18, 2010 at 10:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through April 18, 2010.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 29285679.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805, New York, NY 10005
Tel: (212) 406-3690
E-mail address:  bladex@i-advize.com

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2009	September 30, 2009	December 31, 2008	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$425	$460	$901	$(35)	(8)%	$(476)	(53)%
Trading assets	50	50	45	0	0	5	11
Securities available-for-sale	457	461	608	(4)	(1)	(151)	(25)
Securities held-to-maturity	0	0	28	0	n.m. (*)	(28)	(100)
Investment fund	198	189	151	9	5	47	31
Loans	2,779	2,608	2,619	171	7	160	6
Less:
Allowance for loan losses	(74)	(90)	(55)	16	(18)	(19)	35
Unearned income and deferred fees	(4)	(5)	(5)	1	(20)	1	(20)
Loans, net	2,701	2,513	2,559	188	7	142	6

Customers' liabilities under acceptances	2	5	1	(3)	(60)	1	100
Premises and equipment, net	8	7	8	1	14	0	0
Accrued interest receivable	26	25	46	1	4	(20)	(43)
Derivative financial instruments used for hedging – receivable	1	1	8	0	0	(7)	(88)
Other assets	12	11	7	1	9	5	71

TOTAL ASSETS	$3,879	$3,723	$4,363	$156	4%	$(484)	(11)%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$51	$36	$113	$15	42%	$(62)	(55)%
Time	1,205	1,186	1,056	19	2	149	14
Total Deposits	1,256	1,221	1,169	35	3	87	7

Trading liabilities	3	3	14	0	0	(11)	(79)
Securities sold under repurchase agreements	71	86	474	(15)	(17)	(403)	(85)
Short-term borrowings	328	306	739	22	7	(411)	(56)
Borrowings and long-term debt	1,390	1,298	1,205	92	7	185	15
Acceptances outstanding	2	5	1	(3)	(60)	1	100
Accrued interest payable	11	13	33	(2)	(15)	(22)	(67)
Derivative financial instruments used for hedging - payable	65	70	92	(5)	(7)	(27)	(29)
Reserve for losses on off-balance sheet credit risk	27	12	31	15	125	(4)	(13)
Other liabilities	14	15	26	(1)	(7)	(12)	(46)
TOTAL LIABILITIES	$3,168	$3,030	$3,784	$138	5%	$(616)	(16)%

Redeemable noncontrolling interest in the investment fund	35	27	5	8	30	30	600

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	135	134	136	1	1	(1)	(1)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	301	295	268	6	2	33	12
Accumulated other comprehensive loss	(6)	(9)	(72)	3	(33)	66	(92)
Treasury stock	(130)	(130)	(133)	0	0	3	(2)

TOTAL STOCKHOLDERS' EQUITY	$676	$666	$574	$10	2%	$102	18%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,879	$3,723	$4,363	$156	4%	$(484)	(11)%

(*) "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2009	September 30, 2009	December 31, 2008	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$28,256	$34,423	$51,268	$(6,167)	(18)%	$(23,012)	(45)%
Interest expense	(13,073)	(17,070)	(36,547)	3,997	(23)	23,474	(64)
NET INTEREST INCOME	15,183	17,353	14,721	(2,170)	(13)	462	3
Reversal (provision) for loan losses	16,063	380	14,495	15,683	4,127	1,568	11
NET INTEREST INCOME, AFTER REVERSAL (PROVISION)
FOR LOAN LOSSES	31,246	17,733	29,217	13,513	76	2,029	7

OTHER INCOME (EXPENSE):
Provision for losses on off-balance sheet credit risk	(15,456)	(1,549)	(13,830)	(13,907)	898	(1,626)	12
Fees and commissions, net	2,369	1,463	1,267	906	62	1,102	87
Derivative financial instrument and hedging	(507)	(1,105)	9,993	598	(54)	(10,500)	(105)
Impairment of assets, net of recoveries	(27)	0	(428)	(27)	n.m. (*)	401	(94)
Net gain from investment fund trading	2,906	5,478	3,587	(2,572)	(47)	(681)	(19)
Net gain (loss) from trading securities	(638)	2,936	(20,994)	(3,574)	(122)	20,356	(97)
Net gain (loss) on sale of securities available-for-sale	0	546	(2,028)	(546)	(100)	2,028	(100)
Gain (loss) on foreign currency exchange	1,830	(843)	(1,439)	2,673	(317)	3,269	(227)
Other income (expense), net	322	138	130	184	133	192	148
NET OTHER INCOME (EXPENSE)	(9,202)	7,064	(23,743)	(16,266)	(230)	14,541	(61)

OPERATING EXPENSES:
Salaries and other employee expenses	(5,131)	(4,652)	(4,481)	(479)	10	(650)	15
Depreciation, amortization and impairment of premises and equipment	(647)	(644)	(667)	(3)	0	20	(3)
Professional services	(834)	(751)	(1,330)	(83)	11	496	(37)
Maintenance and repairs	(345)	(253)	(352)	(92)	36	7	(2)
Expenses from the investment fund	(800)	(601)	(371)	(199)	33	(429)	116
Other operating expenses	(2,139)	(1,637)	(2,510)	(502)	31	371	(15)
TOTAL OPERATING EXPENSES	(9,897)	(8,537)	(9,711)	(1,360)	16	(186)	2

Net Income	$12,148	$16,260	$(4,237)	$(4,112)	(25)	$16,385	(387)

Net Income attributable to the redeemable noncontrolling interest	(233)	(507)	(79)	274	(54)	(154)	195

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$11,915	$15,753	$(4,316)	$(3,838)	(24)%	$16,231	(376)%

PER COMMON SHARE DATA:
Basic earnings per share	0.33	0.43	(0.12)
Diluted earnings per share	0.32	0.43	(0.12)

Weighted average basic shares	36,546	36,539	36,413
Weighted average diluted shares	36,727	36,804	36,474

PERFORMANCE RATIOS:
Return on average assets	1.3%	1.6%	-0.4%
Return on average stockholders' equity	7.1%	9.5%	-3.0%
Net interest margin	1.60%	1.76%	1.24%
Net interest spread	1.18%	1.28%	0.68%
Operating expenses to total average assets	1.05%	0.88%	0.81%

(*) "n.m." means not meaningful.

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III
	FOR THE TWELVE MONTHS ENDED
	December 31, 2009	December 31, 2008
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$64,752	$77,847
Fees and commissions, net	6,733	7,252
Reversal (provision) for loan and off-balance sheet credit losses, net	(14,830)	1,543
Derivative financial instrument and hedging	(2,534)	9,956
Impairment of assets, net of recoveries	(120)	(767)
Net gain from investment fund trading	24,997	21,357
Net gain (loss) from trading securities	13,113	(20,998)
Net gain on sale of securities available-for-sale	546	67
Gain (loss) on foreign currency exchange	613	(1,596)
Other income (expense), net	912	656
Operating expenses	(38,202)	(39,990)
Net Income	$55,980	55,327
Net Income attributable to the redeemable noncontrolling interest	(1,118)	(208)
NET INCOME ATTRIBUTABLE TO BLADEX	$54,862	$55,119

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	507	681
Investment fund	198	151
Loans, net	2,701	2,559
Total assets	3,879	4,363
Deposits	1,256	1,169
Securities sold under repurchase agreements	71	474
Short-term borrowings	328	739
Borrowings and long-term debt	1,390	1,205
Total liabilities	3,168	3,784
Stockholders' equity	676	574

PER COMMON SHARE DATA:
Basic earnings per share	1.50	1.51
Diluted earnings per share	1.50	1.51
Book value (period average)	17.49	16.86
Book value (period end)	18.49	15.77

(In thousand):
Weighted average basic shares	36,493	36,388
Weighted average diluted shares	36,571	36,440
Basic shares period end	36,546	36,413

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.4%	1.1%
Return on average stockholders' equity	8.6%	9.0%
Net interest margin	1.62%	1.55%
Net interest spread	1.12%	0.98%
Operating expenses to total average assets	0.96%	0.79%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	1.8%	0.0%
Charge offs net of recoveries to total loan portfolio (1)	0.0%	-0.1%
Allowance for loan losses to total loan portfolio (1)	2.7%	2.1%
Allowance for losses on off-balance sheet credit risk to total contingencies	8.3%	6.9%

CAPITAL RATIOS:
Stockholders' equity to total assets	17.4%	13.2%
Tier 1 capital to risk-weighted assets	25.8%	20.4%
Total capital to risk-weighted assets	27.0%	21.6%

(1) Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE TWELVE MONTHS ENDED,
	(A)	(B)	(A) - (B)
	December 31, 2009	December 31, 2008	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$141,964	$244,243	$(102,279)	(42)%
Interest expense	(77,212)	(166,396)	89,184	(54)
NET INTEREST INCOME	64,752	77,847	(13,095)	(17)
Reversal (provision) for loan losses	(18,293)	18,540	(36,833)	(199)
NET INTEREST INCOME, AFTER REVERSAL (PROVISION)
FOR LOAN LOSSES	46,459	96,387	(49,928)	(52)

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	3,463	(16,997)	20,460	(120)
Fees and commissions, net	6,733	7,252	(519)	(7)
Derivative financial instrument and hedging	(2,534)	9,956	(12,490)	(125)
Impairment of assets, net of recoveries	(120)	(767)	647	(84)
Net gain from investment fund trading	24,997	21,357	3,640	17
Net gain (loss) from trading securities	13,113	(20,998)	34,111	(162)
Net gain on sale of securities available-for-sale	546	67	479	715
Gain (loss) on foreign currency exchange	613	(1,596)	2,209	(138)
Other income (expense), net	912	656	256	39
NET OTHER INCOME (EXPENSE)	47,723	(1,070)	48,793	(4,560)

OPERATING EXPENSES:
Salaries and other employee expenses	(20,201)	(20,227)	26	(0)
Depreciation, amortization and impairment of premises and equipment	(2,671)	(3,720)	1,049	(28)
Professional services	(3,262)	(3,765)	503	(13)
Maintenance and repairs	(1,125)	(1,357)	232	(17)
Expenses from the investment fund	(3,520)	(2,065)	(1,455)	70
Other operating expenses	(7,423)	(8,856)	1,433	(16)
TOTAL OPERATING EXPENSES	(38,202)	(39,990)	1,788	(4)

Net Income	$55,980	$55,327	$653	1

Net Income attributable to the redeemable noncontrolling interest	(1,118)	(208)	(910)	438

Net Income attributable to Bladex	$54,862	$55,119	$(257)	(0)%

(*)  "n.m." means not meaningful.

EXHIBIT V
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,
	December 31, 2009			September 30, 2009			December 31, 2008
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$405	$0.2	0.20%	$551	$0.3	0.21%	$571	$0.6	0.43%
Loans, net of unearned income & deferred loan fees	2,624	23.6	3.52	2,478	27.4	4.33	3,186	43.3	5.32
Non-accrual loans	43	0.8	6.94	24	0.1	1.34	0	0.0	n.m. (*)
Trading assets	50	0.8	6.10	145	2.7	7.30	(0)	0.6	n.m. (*)
Investment securities	459	2.5	2.14	528	3.6	2.67	803	6.1	2.98
Investment fund	195	0.4	0.72	177	0.3	0.66	150	0.6	1.55

TOTAL INTEREST EARNING ASSETS	$3,777	$28.3	2.93%	$3,905	$34.4	3.45%	$4,710	$51.3	4.26%

Non interest earning assets	38			44			93
Allowance for loan losses	(90)			(90)			(69)
Other assets	11			10			16

TOTAL ASSETS	$3,736			$3,868			$4,750

INTEREST BEARING LIABILITIES
Deposits	$1,242	$2.3	0.74%	$1,223	$2.7	0.87%	$1,285	$8.1	2.46%
Trading liabilities	3	0.0	0.00	10	0.0	0.00	0	0.0	0.00%
Investment fund	0	0.6	n.m. (*)	0	0.3	n.m. (*)	0	0.4	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	384	0.8	0.82	639	4.3	2.65	1,473	12.7	3.37
Borrowings and long term debt	1,296	9.3	2.82	1,213	9.7	3.12	1,233	15.4	4.89

TOTAL INTEREST BEARING LIABILITIES	$2,924	$13.1	1.75%	$3,085	$17.1	2.16%	$3,992	$36.5	3.58%

Non interest bearing liabilities and other liabilities	$110			$108			$187

TOTAL LIABILITIES	3,034			3,193			4,178

Redeemable noncontrolling interest in the investment fund	32			20			6

STOCKHOLDERS' EQUITY	669			655			566

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,736			$3,868			$4,750

NET INTEREST SPREAD			1.18%			1.28%			0.68%
NET INTEREST INCOME AND NET INTEREST MARGIN		$15.2	1.60%		$17.4	1.76%		$14.7	1.24%

(*)  "n.m." means not meaningful.

EXHIBIT VI
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE TWELVE MONTHS ENDED,
	December 31, 2009			December 31, 2008
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$592	$1.3	0.21%	$414	$7.6	1.80%
Loans, net of unearned income & deferred loan fees	2,569	113.5	4.36	3,718	200.0	5.29
Non-accrual loans	17	0.8	4.92	0	0.0	n.m. (*)
Trading assets	102	7.2	6.95	(0)	0.6	n.m. (*)
Investment securities	546	17.5	3.15	756	32.5	4.23
Investment fund	172	1.8	1.01	138	3.5	2.49

TOTAL INTEREST EARNING ASSETS	$3,998	$142.0	3.50%	$5,025	$244.2	4.78%

Non interest earning assets	46			93
Allowance for loan losses	(79)			(70)
Other assets	9			15

TOTAL ASSETS	$3,975			$5,064

INTEREST BEARING LIABILITIES
Deposits	$1,218	$11.5	0.93%	$1,500	$44.4	2.91%
Trading liabilities	9	0.0	0.00	0	0.0	0.00%
Investment fund	0	2.3	n.m. (*)	0	2.3	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	764	21.4	2.77	1,629	63.2	3.82
Borrowings and long term debt	1,208	42.0	3.43	1,182	56.5	4.70

TOTAL INTEREST BEARING LIABILITIES	$3,199	$77.2	2.38%	$4,310	$166.4	3.80%

Non interest bearing liabilities and other liabilities	$122			$137

TOTAL LIABILITIES	3,321			4,448

Redeemable noncontrolling interest in the investment fund	16			3

STOCKHOLDERS' EQUITY	638			613

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,975			$5,064

NET INTEREST SPREAD			1.12%			0.98%
NET INTEREST INCOME AND NET INTEREST MARGIN		$64.8	1.62%		$77.8	1.55%

(*)  "n.m." means not meaningful.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except per share amounts and ratios)

	TWELVE MONTHS	FOR THE THREE MONTHS ENDED					TWELVE MONTHS
	ENDED						ENDED
	DEC 31/09	DEC 31/09	SEP 30/09	JUN 30/09	MAR 31/09	DEC 31/08	DEC 31/08

INCOME STATEMENT DATA:
Interest income	$141,964	$28,256	$34,423	$38,252	$41,033	$51,268	$244,243
Interest expense	(77,212)	(13,073)	(17,070)	(21,464)	(25,605)	(36,547)	(166,396)
NET INTEREST INCOME	64,752	15,183	17,353	16,788	15,428	14,721	77,847
Reversal (provision) for loan losses	(18,293)	16,063	380	(8,905)	(25,831)	14,495	18,540

NET INTEREST INCOME (LOSS) AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	46,459	31,246	17,733	7,883	(10,403)	29,217	96,387
OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	3,463	(15,456)	(1,549)	(177)	20,644	(13,830)	(16,997)
Fees and commissions, net	6,733	2,369	1,463	734	2,167	1,267	7,252
Derivative financial instrument and hedging	(2,534)	(507)	(1,105)	(2,591)	1,670	9,993	9,956
Impairment of assets, net of recoveries	(120)	(27)	0	0	(94)	(428)	(767)
Net gain from investment fund trading	24,997	2,906	5,478	4,918	11,696	3,587	21,357
Net gain (loss) from trading securities	13,113	(638)	2,936	7,653	3,161	(20,994)	(20,998)
Net gains (loss) on sale of securities available-for-sale	546	0	546	0	0	(2,028)	67
Gain (loss) on foreign currency exchange	613	1,830	(843)	705	(1,079)	(1,439)	(1,596)
Other income (expense), net	912	322	138	93	360	130	656
NET OTHER INCOME (EXPENSE)	47,723	(9,202)	7,064	11,336	38,525	(23,743)	(1,070)

TOTAL OPERATING EXPENSES:	(38,202)	(9,897)	(8,537)	(8,622)	(11,146)	(9,711)	(39,990)
Net Income	$55,980	$12,148	$16,260	$10,597	$16,976	$(4,237)	$55,327

Net Income attributable to the redeemable noncontrolling interest	(1,118)	(233)	(507)	(109)	(269)	(79)	(208)

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$54,862	$11,915	$15,753	$10,488	$16,707	$(4,316)	$55,119

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings (loss) per share	$1.50	$0.33	$0.43	$0.29	$0.46	$(0.12)	$1.51
PERFORMANCE RATIOS
Return on average assets	1.4%	1.3%	1.6%	1.0%	1.6%	-0.4%	1.1%
Return on average stockholders' equity	8.6%	7.1%	9.5%	6.6%	11.4%	-3.0%	9.0%
Net interest margin	1.62%	1.60%	1.76%	1.62%	1.50%	1.24%	1.55%
Net interest spread	1.12%	1.18%	1.28%	1.14%	0.94%	0.68%	0.98%
Operating expenses to average assets	0.96%	1.05%	0.88%	0.84%	1.08%	0.81%	0.79%

EXHIBIT VIII
BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE TWELVE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/09	DEC 31/08	DEC 31/09	SEP 30/09	DEC 31/08

COMMERCIAL DIVISION:
Net interest income (1)	$66.2	$78.1	$15.5	$16.7	$18.6
Non-interest operating income (2)	6.9	7.8	2.1	1.6	1.4
Operating expenses (3)	(23.4)	(27.5)	(6.3)	(5.3)	(6.2)
Net operating income (4)	49.7	58.4	11.2	13.0	13.8
Reversal (provision) for loan and off-balance sheet credit losses, net	(14.8)	1.5	0.6	(1.2)	0.7
Impairment of assets, net of recoveries	(0.1)	(0.8)	(0.0)	0.0	(0.4)

NET INCOME ATTRIBUTABLE TO BLADEX	$34.8	$59.1	$11.8	$11.8	$14.0

Average interest-earning assets (5)	2,586	3,718	2,667	2,502	3,186
End-of-period interest-earning assets (5)	2,775	2,614	2,775	2,603	2,614

TREASURY DIVISION:

Net interest income (loss) (1)	$2.0	$3.0	$0.5	$1.3	$(3.0)
Non-interest operating income (loss)(2)	12.0	(12.4)	0.7	1.6	(14.4)
Operating expenses (3)	(7.9)	(6.9)	(1.7)	(1.8)	(2.1)
Net operating income (loss) (4)	6.1	(16.3)	(0.5)	1.2	(19.6)

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$6.1	$(16.3)	$(0.5)	$1.2	$(19.6)

Average interest-earning assets (6)	1,240	1,170	914	1,225	1,374
End-of-period interest-earning assets (6)	932	1,582	932	971	1,582

ASSET MANAGEMENT DIVISION:

Net interest loss (1)	$(3.4)	$(3.2)	$(0.8)	$(0.7)	$(0.9)
Non-interest operating income (2)	25.4	21.3	3.5	5.5	3.6
Operating expenses (3)	(6.8)	(5.6)	(1.9)	(1.5)	(1.4)
Net operating income (4)	15.2	12.5	0.8	3.3	1.3
Net income attributable to the redeemable noncontrolling interest	(1.1)	(0.2)	(0.2)	(0.5)	(0.1)

NET INCOME ATTRIBUTABLE TO BLADEX	$14.1	$12.3	$0.6	$2.8	$1.2

Average interest-earning assets (7)	172	138	195	177	150
End-of-period interest-earning assets (7)	198	151	198	189	151

CONSOLIDATED:

Net interest income (1)	$64.8	$77.9	$15.2	$17.4	$14.7
Non-interest operating income (2)	44.3	16.7	6.3	8.6	(9.5)
Operating expenses (3)	(38.2)	(40.0)	(9.9)	(8.5)	(9.7)
Net operating income (loss) (4)	70.9	54.6	11.6	17.4	(4.5)
Reversal (provision) for loan and off-balance sheet credit losses, net	(14.8)	1.5	0.6	(1.2)	0.7
Impairment of assets, net of recoveries	(0.1)	(0.8)	(0.0)	0.0	(0.4)
Net income attributable to the redeemable noncontrolling interest	(1.1)	(0.2)	(0.2)	(0.5)	(0.1)

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$54.9	$55.1	$11.9	$15.8	$(4.3)

Average interest-earning assets	3,998	5,025	3,777	3,905	4,710
End-of-period interest-earning assets	3,905	4,347	3,905	3,763	4,347

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards.
Interest expenses are allocated based on average credits.
(1) Interest income on interest-earning assets, net of allocated cost of funds.
(2) Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets.
(3) Operating expenses are calculated based on average credits.
(4) Net operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.
(5) Includes loans, net of unearned income and deferred loan fees.
(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale, securities held to maturity, and trading assets.
(7) Includes investment fund.

EXHIBIT IX
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31DEC09		30SEP09		31DEC08		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$73	2.0	$158	4.6	$151	4.1	$(85)	$(78)
BRAZIL	1,484	41.0	1,393	40.9	1,576	42.4	91	(92)
CHILE	286	7.9	162	4.8	132	3.6	124	154
COLOMBIA	343	9.5	359	10.6	453	12.2	(16)	(111)
COSTA RICA	107	3.0	95	2.8	85	2.3	12	22
DOMINICAN REPUBLIC	39	1.1	63	1.9	69	1.9	(24)	(30)
ECUADOR	135	3.7	49	1.4	124	3.3	87	12
EL SALVADOR	58	1.6	81	2.4	96	2.6	(23)	(37)
GUATEMALA	86	2.4	77	2.3	69	1.8	9	17
HONDURAS	23	0.6	22	0.6	45	1.2	2	(22)
JAMAICA	31	0.9	22	0.6	15	0.4	10	17
MEXICO	418	11.6	411	12.1	477	12.8	7	(58)
NICARAGUA	1	0.0	1	0.0	4	0.1	0	(3)
PANAMA	85	2.4	112	3.3	148	4.0	(27)	(63)
PERU	191	5.3	152	4.5	77	2.1	39	114
TRINIDAD & TOBAGO	72	2.0	20	0.6	23	0.6	52	49
URUGUAY	46	1.3	41	1.2	45	1.2	5	1
VENEZUELA	92	2.5	106	3.1	62	1.7	(14)	30
OTHER	50	1.4	79	2.3	68	1.8	(30)	(18)

TOTAL CREDIT PORTFOLIO (1)	$3,621	100%	$3,402	100%	$3,718	100%	$218	$(97)

UNEARNED INCOME AND COMMISSION (2)	(4)		(5)		(5)		1	1

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED
INCOME AND COMMISSION	$3,617		$3,397		$3,713		$219	$(97)

(1)
Includes book value of loans, fair value of  investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swap and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT X
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31DEC09		30SEP09		31DEC08		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$73	2.3	$158	5.5	$151	4.9	$(85)	$(78)
BRAZIL	1,358	43.6	1,266	43.8	1,441	47.0	91	(83)
CHILE	258	8.3	135	4.7	92	3.0	124	167
COLOMBIA	200	6.4	214	7.4	286	9.3	(13)	(86)
COSTA RICA	107	3.4	95	3.3	74	2.4	12	33
DOMINICAN REPUBLIC	33	1.0	57	2.0	62	2.0	(24)	(29)
ECUADOR	135	4.4	49	1.7	124	4.0	87	12
EL SALVADOR	42	1.4	65	2.2	76	2.5	(23)	(34)
GUATEMALA	75	2.4	66	2.3	65	2.1	9	9
HONDURAS	23	0.8	22	0.7	45	1.5	2	(22)
JAMAICA	31	1.0	22	0.7	15	0.5	10	17
MEXICO	362	11.6	354	12.3	385	12.6	7	(23)
NICARAGUA	1	0.0	1	0.0	4	0.1	0	(3)
PANAMA	41	1.3	68	2.4	63	2.0	(27)	(21)
PERU	161	5.2	121	4.2	50	1.6	40	111
TRINIDAD & TOBAGO	72	2.3	20	0.7	23	0.8	52	49
URUGUAY	46	1.5	41	1.4	45	1.5	5	1
VENEZUELA	92	3.0	106	3.7	62	2.0	(14)	30
OTHER	0	0.0	30	1.0	0	0.0	(30)	(0)

TOTAL COMMERCIAL PORTFOLIO (1)	$3,110	100%	$2,888	100%	$3,062	100%	$222	$48

UNEARNED INCOME AND COMMISSION (2)	(4)		(5)		(5)		1	1

TOTAL COMMERCIAL PORTFOLIO,
NET OF UNEARNED INCOME AND COMMISSION	$3,107		$2,883		$3,058		$223	$49

(1)   Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).
(2)   Represents unearned income and commission on loans.

EXHIBIT XI
TREASURY PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	31DEC09	30SEP09	31DEC08	(A) - (B)	(A) - (C)

BRAZIL	$126	$127	$135	$(1)	$(9)
CHILE	28	28	41	0	(13)
COLOMBIA	142	145	167	(3)	(25)
COSTA RICA	0	0	11	0	(11)
DOMINICAN REPUBLIC	6	6	7	0	(1)
EL SALVADOR	16	16	19	(0)	(3)
GUATEMALA	11	11	3	(0)	8
MEXICO	57	57	92	(0)	(35)
PANAMA	44	44	85	(0)	(42)
PERU	30	31	27	(0)	3
OTHER	50	49	67	0	(18)

TOTAL TREASURY PORTOFOLIO (1)	$510	$514	$656	$(4)	$(146)

(1)   Includes securities available for sale, trading assets and contingent assets, which consist of credit default swap.

EXHIBIT XII
CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY	4QTR09	3QTR09	4QTR08	(A) - (B)	(A) - (C)

ARGENTINA	$10	$20	$0	$(10)	$10
BRAZIL	331	329	142	2	189
CHILE	157	62	83	94	73
COLOMBIA	40	51	30	(10)	10
COSTA RICA	125	67	54	57	70
DOMINICAN REPUBLIC	20	55	57	(35)	(37)
ECUADOR	130	37	69	93	62
EL SALVADOR	12	30	26	(18)	(13)
GUATEMALA	49	19	28	30	21
HONDURAS	12	17	27	(5)	(15)
JAMAICA	31	20	3	10	27
MEXICO	122	87	31	36	92
NICARAGUA	1	0	0	1	1
PANAMA	21	1	22	20	(1)
PERU	41	109	2	(68)	39
TRINIDAD & TOBAGO	52	0	0	52	52
URUGUAY	11	8	5	4	6
VENEZUELA	53	108	48	(56)	5
OTHER	0	30	58	(30)	(58)

TOTAL CREDIT DISBURSED (1)	$1,217	$1,050	$685	$167	$532

(1)   Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swap and credit commitments).